[ING FUNDS LOGO]

February 17, 2010

VIA EDGAR

Mr. Jeffrey A. Foor, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          ING Variable Portfolios, Inc. (on behalf of ING Russell™ Global Large Cap Index 75% Portfolio)

File Nos.  333-05173; 811-07651

Dear Mr. Foor,

This letter responds to comments provided via e-mail to Christopher C. Okoroegbe on February 12, 2010 in connection with a proxy that was filed on January 20, 2010 by ING Variable Portfolios, Inc. (the “Registrant”) on behalf of ING Russell™ Global Large Cap Index 75% Portfolio (the “Portfolio”).  Set forth below are the Registrant’s responses to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”).

1.     Comment: Explain why the ING Intermediate Bond Portfolio was selected as the default investment option for all shareholders. Also, please state if a money market fund is available in the variable contracts or plans offering the Portfolio?

Response:  The Insurance Companies that use the Portfolio as an investment option for certain variable annuity products have notified the investment adviser that allowing the liquidation proceeds to be reinvested in a money market fund would ultimately subject contract owners to adverse treatment/adjustments related to certain contract guarantees. Consequently, in order to avoid an adverse outcome to contract holders who do not make an election regarding reinvestment of the liquidation proceeds prior to the liquidation, such proceeds will be reinvested in the ING Intermediate Bond Portfolio, which is the next least volatile investment option available under the contracts.

2.     Comment: Page 1. Please explain the statement that holders of registered variable contracts “generally” have the right to instruct the insurance company on the proposal.

Response:  The word “generally” has been deleted from the proxy as the insurance company will pass through voting rights to contract holders.

3.     Comment: Page 2. Clarify what it means for a trustee/custodian to pass voting rights through to Qualified Plans but not to Plan Participants.

Response:  The Registrant believes that its current disclosure is accurate. Qualified plans have different policies in place with respect to voting rights. Not all qualified plans pass their voting rights through to plan participants.

4.     Comment: Page 4. Disclosure indicates that management considered a reorganization. Please revise the statement regarding management weighing the costs and benefits of a reorganization to clarify whether this analysis involved costs and benefits to the fund or to the adviser.

Response: The proxy will be revised to indicate that the analysis involved costs and benefits to both the Portfolio and the adviser.

5.     Comment: Notice of Special Meeting of Shareholders. In light of the fact that quorum will be met by presence of insurance company, is it appropriate to ask that proxies be returned so that a quorum may be present? If not, consider providing another reason why proxies should be returned.

Response: The Registrant has revised the document to state that proxies are being solicited so that a maximum number of shares may be voted.

6.     Comment: Page 8 -Voting Rights and Quorum requirements. Disclose that the presence of the insurance company will constitute a quorum.

Response: The second paragraph of page 8 has been revised to include the requested disclosure.

7.     Comment: Page 8 -Voting Rights and Quorum requirements. Disclose how the insurance company intends to vote shares it owns (seed money). Confirm that such shares will be mirror voted.

Response: The Registrant expects the insurance company to vote shares it owns through seed capital in favor of the proposed liquidation; however, the insurance company is under no obligation to do so and the Registrant believes that the proposed disclosure would only serve to discourage contract holders and plan participants from providing voting instructions. Accordingly, we have not revised the existing disclosure.

8.     Comment: Please provide the usual Tandy representation.

Response: The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2278.

Very truly yours,

/s/Chris C. Okoroegbe
Chris C. Okoroegbe
Counsel
ING U.S. Legal Services

Attachments
cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Philip H. Newman, Esq.
Goodwin Procter LLP

Attachment A

February 17, 2010

VIA EDGAR

Jeffrey A. Foor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:          ING Variable Portfolios, Inc.

File Nos.  333-05173; 811-07651

Dear Mr. Foor:

ING Variable Portfolios, Inc. (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666.  Thank you.

Regards,

/s/Huey P. Falgout
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:	Philip H. Newman, Esq.
Goodwin Procter LLP